Exhibit 99.1

Pintec Files Its Annual Report on Form 20-F With Adjustments to Its Financial Results

BEIJING, July 31, 2019 (GLOBE NEWSWIRE) — Pintec Technology Holdings Limited (Nasdaq: PT) (“PINTEC” or the “Company”), a leading independent technology platform enabling financial services in China, today announced that it filed its annual report on Form 20-F for the fiscal year ended December 31, 2018 with the U.S. Securities and Exchange Commission on July 30, 2019, Eastern Time.

Certain adjustments were made in the Company’s consolidated financial statements for the fiscal year ended December 31, 2018, subsequent to the release of the full year 2018 unaudited annual results in March 2019.

In May 2019, the Company waived the interests accrued on a loan to a third party after the third party repaid the outstanding loan principal in full. As a result, the following items in the Company’s condensed consolidated statements of operations and comprehensive (loss)/income statement for the fiscal year ended December 31, 2018 were adjusted:

	Pre-adjustment		Post-adjustment
	RMB	US$	RMB	US$
	(in thousands)
Share of loss from equity method investments	(2,967)	(432)	(2,652)	(386)
Other income, net	14,317	2,082	8,822	1,283
Income before income tax expenses	13,059	1,899	7,880	1,146
Net income	7,350	1,068	2,171	315
Total comprehensive income	37,523	5,456	32,344	4,703
Non-GAAP adjusted net income	138,610	20,159	133,431	19,406

Due to the Company’s reclassification of certain items according to their nature, the following items in the Company’s condensed consolidated balance sheet for the fiscal year ended December 31, 2018 were adjusted:

	Pre-adjustment		Post-adjustment
	RMB	US$	RMB	US$
	(in thousands)
Short-term financing receivables, net	734,475	106,825	742,117	107,936
Prepayments and other current assets	261,567	38,043	229,008	33,308
Amounts due from related parties	472,926	68,784	475,426	69,148
Total current assets	2,237,713	325,461	2,215,296	322,201
Total assets	2,390,443	347,674	2,368,026	344,414
Accrued expenses and other liabilities	175,853	25,577	157,462	22,902
Total current liabilities	1,297,741	188,747	1,280,504	186,241
Total liabilities	1,327,987	193,146	1,310,750	190,640
Total invested shareholders’ equity	1,062,456	154,528	1,057,276	153,774
Total liabilities and invested shareholders’ equity	2,390,443	347,674	2,368,026	344,414

The annual report can be accessed on the Company’s investor relations website at http://ir.pintec.com/. The Company will provide hard copies of the annual report, free of charge, to its shareholders and ADS holders upon request. Requests should be directed to Investor Relations, Pintec Technology Holdings Limited, 9/F Heng An Building, No. 17 East 3rd Ring Road, Chaoyang District, Beijing, People’s Republic of China.

Use of Non-GAAP Financial Measures

In evaluating its business, the Company considers and uses adjusted net income/loss as a supplemental measure to review and assess its operating performance. The presentation of this non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines adjusted net income/loss as net income/loss excluding share-based compensation expenses.

The Company believes that this non-GAAP financial measure can help management evaluate the Company’s operating performance and formulate business plans. Adjusted net income/loss enables management to assess operating results without considering the impact of share-based compensation expenses. The Company also believes that this non-GAAP financial measure provides useful information about its operating results, enhances the overall understanding of its past performance and future prospects and allows for greater visibility with respect to key metrics used by management in their financial and operational decision-making.

This non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. This non-GAAP financial measure has limitations as an analytical tool. One of the key limitations of using adjusted net income/loss is that it does not reflect all items of income and expenses that affect the Company’s operations. The Company will continue to incur share-based compensation expenses in its business, which are reflected in the presentation of its adjusted net income/loss. Further, this non-GAAP financial measure may differ from non-GAAP financial information used by other companies, including peer companies, and therefore its comparability may be limited.

The Company compensates for these limitations by reconciling this non-GAAP financial measure to the most directly comparable U.S. GAAP financial measure, net income/loss, which should be considered when evaluating the Company’s performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.8755 to US$1.00, the noon buying rate in effect on December 31, 2018, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred to could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Such statements are based upon management’s current expectations and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Further information is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About PINTEC

PINTEC is a leading independent technology platform enabling financial services in China. By connecting business and financial partners on its open platform, PINTEC enables them to provide financial services to end users efficiently and effectively. The Company offers its partners a full suite of customized solutions, ranging from point-of-sale financing, personal installment loans and business installment loans, to wealth management and insurance products. Leveraging its scalable and reliable technology infrastructure, PINTEC serves a wide range of industry verticals covering online travel, e-commerce, telecommunications, online education, SaaS platforms, financial technology, internet search, and online classifieds and listings, as well as various types of financial partners including banks, brokers, insurance companies, investment funds and trusts, consumer finance companies, peer-to-peer platforms and other similar institutions. For more information, please visit ir.pintec.com.

Investor Relations Contact

Joyce Tang
Pintec Technology Holdings Ltd.
Phone: +1-646-308-1622
E-mail:ir@pintec.com

Jack Wang
ICR Inc.
Phone: +1-646-308-1622
E-mail: pintec@icrinc.com